Exhibit 99.4

INFOSYS US ANALYST MEET
BUSINESS IT SERVICES
November 4, 2011

CORPORATE PARTICIPANTS

Manish Tandon
Senior Vice President and Head - Business IT Services - Financial Services & Insurance Global; Global Head - Independent Validation and Testing Solutions

INVESTORS

Trip Chowdhry
Global Equities Research

Misha Sanwal
Brookside Capital

Good morning everyone and thanks for being here. It is my pleasure to talk to you about Business IT Services which is the core of Infosys, as you know it. Let me start by defining what we mean by Business IT Services. In a single umbrella we have put together application services, validation services, infrastructure services and business process outsourcing. This has given us the capability to do end-to-end stuff, right from building, testing, maintaining and operating large platforms for our clients. We can do it end-to-end soup to nuts in any corner of the globe, the power of one.

If you look at Business IT Services, it forms the bulk of Infosys’ revenue. It is about 60.4% of Infosys revenue, over 79,000 talents, 525 active clients, 20 clients with greater than $ 50 mn revenues just from this single service offering, 6 clients with greater than $ 100 mn in revenues from this single offering on its own and fortunately that is not the end. This offering obviously is spread across industry segments. About 43% of this offering is from financial services, this offering is particularly strong in financial services. It has representation in other verticals also and is spread fairly consistently across geographies, consistent with the overall revenue mix of Infosys. We are proud to have some marquee clients for these offerings again across industry segments, be it banks, be it communication providers, be it utilities, be it retailers, pharmaceuticals or auto majors.

A lot of people think that this offering is a slow growth offering. I would like to disabuse you with that notion primarily because the penetration of this service offering as far as Infosys is concerned is not very high, not even 1% of the global market size that exists. In this service offering, Infosys has been consistently growing faster than the industry CAGR. There is a big difference as you can see from the numbers.

So what's new? What is happening in this service offering and what are we really trying to do to differentiate ourselves and to make this a much more compelling offering for our clients than what it has been now? If you look at what clients want? They obviously want much more value for their existing ideas. They want things to be done much faster and as we are seeing more and more applications become revenue generating applications instead of just being at the back-office or mid-office, the new trend is to focus on reliability of applications and user experience.

What we are doing in Infosys is creating a compelling value proposition for our clients where they can do more with less, they can do it much faster than what they have been able to do in the past and they can do it in a way that enhances the user's experience. In a nutshell, we are trying to make sure that through this service offering, we can optimize so that our clients can extract much greater asset efficiency from their existing ideas which in an uncertain economic environment is what the clients are asking for besides doing transformation progress.

Let's take the first lever, do more with less. What is Infosys doing about it? I talked about the power of one. The first thing that we are doing is, we are bringing our 30 years of experience in building, maintaining and running IT systems together into integrated platforms and workbenches so that we ourselves can optimize the way we are delivering these services. There are lots of investments that are going on in bringing these platforms together, be it the integrated workbench for application development or application maintenance, building tools and accelerators to enhance the productivity internally and hence give a better value to our clients. We are doing lot of work on competency enhancements because if we are to give better value to our clients for their assets, we need to understand more deeply the business problems that those assets are solving and hence, we are making a lot of investments from competency enhancements; our certification programs focus specifically on domain capabilities. We have always believed that innovation happens at the edges and we are creating newer offerings which span these traditional boundaries of the application development versus testing or testing versus infrastructure management etc. One it differentiates us in the market and two, it creates a more compelling value as far as the clients are concerned. For example a client had an issue on availability of system and availability is a function of not just the applications but also the infrastructure. We have created an offering around infrastructure testing which combines the skills from testing and infrastructure management with the sole purpose of improving availability of client assets for our clients.

The second area is obviously client expect to do things much faster than before. Again, when you shift from an application profile which is focused on back and mid-office to the front-office, time-to-market is an extremely critical component. It helps you beat the competition and any delays lead to real revenue losses. We are also seeing a trend where clients are trying to see if they can use their IT assets again for differentiating against their competition, especially in the web space and mobile space and in a lot of cases they are especially for their front-office applications, they are not looking at standard industry packages but they are looking at solutions where they can assemble pre-built components to give them a faster time-to-market and also give them differentiation vis-à-vis their competition. We are investing on those pre-built components also. The second component of reducing cycle time is automation. Bala talked about the correlation between revenues and headcounts and we believe that automation of processes not only helps in breaking that correlation to some extent but also helps in a faster time-to-market. We are doing a lot of work around automation be it in testing, be it on infrastructure management or creating prebuilt, prebaked components for use.

The third area obviously is on usability features. As I have said, shorter time-to-market is not just about creating something fast. It is also about rolling out something fast enough and getting the change in the organization done quickly enough. I think we are perhaps one of the only service providers that I know of, which has a specific offering around training and user adoption that we bring to our engagements.

The last area is enhancing client experience. With democratization of IT assets specifically due to mobility, we are finding that the user experience is becoming more and more critical. In the past your IT assets were used maybe 500 people internally but today your IT assets are being hit by millions of users across the globe, across time zones on multiple devices and we are seeing a significant demand and traction in terms of what all we can do to enhance the user experience both in terms of scale, form factor, look and feel and also in terms of usability and accessibility. We are investing in user experience solutions and service performance management solutions which focus on enhancing the end-user experience.

Net-net, this offering is all about optimization. It is all about optimizing asset efficiency for our clients and the thinking is that this offering should be able to help our clients stretch their IT budgets by doing more with less in the fastest time possible. We believe that if we do this well, then the mix of IT spent will shift towards more ‘change the business’ rather than ‘run the business’ which we believe will be positive for our business transformation and consulting and system integration growth. Finally, we believe that with this offering we can really deliver revenue-generating applications and focus more on the client budgets on the revenue side of their house, rather than just on ‘run the business’ side.

Couple of case studies, which reinforce some of the points that I have tried to cover. This is a case study of property and casualty insurance company where they had significant process and operations problems that they asked us to address and just look at the business impact that was created in these studies. First of all we are making a conscious effort to measure the business impact and show it to our clients. Combined ratio actually improved by 3% to 4% points from 68 to 64 because of the process optimization. The policy issuance time reduced from 46 days to 13.4 days and the industry average is about 15 days. As per the client, this has resulted because we were able to free up their underwriting capacity, it has resulted in a 5% increase in written premium and the co-conversion ratio has improved from 53% to 78%. This is the power of the service offering, this is what we want to achieve through this service offering.

Another case study is for a telecom client. As I said, we make a conscious attempt to measure these parameters and demonstrate it to our clients. This was a creation of a self-service wholesale customer portal where the clients wanted the wholesale distributors to be able to troubleshoot problems on their own so that it is faster, cheaper and leads to a better client experience. Again look at the business impact. We were able to reduce the time-to-market by 12 months. We achieved cost reduction of $1.12 mn due to lower development efforts by just using some of the pre-built components that we had. The client was able to reduce about $13 mn in cost to self-service total capabilities that were developed. Net positive cash flow for this program for the client was of the order of $32 mn and I think this project was about $ 3.6 mn overall. We are talking about a leverage ratio of 1:9 and that is what we want to achieve through this service offering for our clients.

With that I'll pause and leave the floor open for questions.

Trip Chowdhry

Trip Chowdhry with Global Equity Research. I was wondering in your specific areas, have you filed any patents and how many may be in the application process, any thought, then I have a follow-up?

Manish Tandon

Yeah, I do not have the numbers handy with me. I think we have filed about 200 plus patents. We can get you the exact numbers. I think we have quoted it somewhere. There is a lot of work that we are doing on the IT side and making sure that we are not only doing this innovation but also protecting our intellectual property as far as renovation proposes.

Trip Chowdhry

Thank you

Participant

I am just curious about your BPO offering. How strategic it is for you and also on conversations earlier about commoditization of the space, your thoughts on it and also are you thinking of having services as a platform in that area?

Manish Tandon

The first question is how strategic BPO is, right, the first part of the question? Well, it is a strategic offering for us. We have seen tremendous growth in that offering. We will continue to invest in that offering. We have industry-leading margins in that offering. We continue to grow significantly in that offering and more than anything else, if you realize the vision of big, it is the capability to do end-to-end stuff, right from building, maintaining, testing and operating. We cannot afford to be non-strategic about our BPO offering because we want to be a one-stop shop for our clients and we want to be able to go and tell a client that “hey, we can do this, we can manage your entire authorization platform globally from soup to nuts”. It is an important part of the puzzle and is a very strategic offering for us.

McCamish is a very good example of a platform play in a BPO space. This is a live close book of business management platform where we are charging clients based on number of policies that are being serviced on a per-transaction basis and I think, Sanjay is going to talk more about it in his PP&S offering but we want to do more and more stuff around platforms. In fact, even in BITS offering, we are telling our clients that we can take your IT assets and do the entire platform thing as if it is your own private platform and still charge you on a per-transaction basis instead of the traditional time & material model because that way any productivity benefits that we can generate flow to our bottom lines.

Participant

Third part and that is related to commoditization of space itself and before that do you sort of lead with the BPO offerings? Would you go into your client in offering exclusively BPO?

Manish Tandon

We lead by understanding client’s needs, we don't lead with the offerings. We understand, we look at what the problem is and we lead with that. We don't lead with service offerings. On commoditization, my view is that if you keep selling the same thing over and over again, it will get commoditized. I don't believe that BIT services are being commoditized. What we did 10 years back is being commoditized and 10 years from now when we talk about consulting and system integration, may be that also will be commoditized if they continue to do same thing that they did 10 years back. That is why a lot of stuff that I have talked about was creating newer offerings. We have seen this in our offerings where either through specialization or through creating accelerators, we are able to get higher price points and higher revenue productivity because if we can link it to client value and if we can convince the client that we can get you there faster, the client is willing to pay more. So commoditization, I would say is about, you need to keep innovating to get out of that commoditization cycle. That is what we are trying to do across the board in the company but particularly in BIT services.

Misha Sanwal

Manish, back on the BPO segment as well again. Can you help us understand what sort of the vertical mix looks like within that? Then do you think about specific way around, verticalising some of your offerings? What are the sort of the industry factors which you are more focused on and where you feel you need to make investments over the next medium-term?

Manish Tandon

I don't have the BPO mix by vertical handy but I think it reflects the overall vertical mix of Infosys. In BPO offerings what we are trying to do is, go after wide spaces which we believe are under service today. For example, trying to do a payroll processing platform today is a meaningless exercise. There are several players out there who are doing this kind of stuff but going to a client and taking a process, for example a policy management process and telling them that we can variablize this cost for you instead of having it fixed, that is the play that we want to have in BPO. How can we move our clients from a fixed cost model to a variable cost model that is what we are focusing on as far as our industry play in BPO is concerned.